Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022 (the “Merger Agreement”), by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”). On May 24, 2022, MaxLinear spoke about the transaction at JP Morgan’s annual Global Technology, Media and Communications Conference. The following is a transcript of the relevant portions of that web conference:

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

BILL PETERSON: Hello and good afternoon and welcome to Day 2 of JP Morgan's TMC Conference. My name is Bill Peterson. I'll be hosting MaxLinear today. We're really pleased to have Steve Litchfield, the CFO and Chief Strategy Officer with us today. Welcome to our conference. It's live for the first time in three years. Steve is going to spend a few minutes just kind of introducing, recapping maybe recent earnings, and then we'll go on to Q&A. We have a microphone in the back for those in the room. We can take your questions there. Obviously we have several questions. Steve, thanks for joining.

STEVEN LITCHFIELD: Great. Thank you very much. Thanks for having us. Thanks for everybody joining us today. Don’t have a huge introduction, but for those unfamiliar, MaxLinear is a mixed signal semiconductor company. Went public in 2010 and continue to grow organically as well as through acquisition. We did have a good recent quarter as we continue to get more supplies. More supply comes online, demand has continued to be very, very good. A couple of standouts. Our Wi-Fi business has been performing extremely well. Expected to double that business this year to north of $100 million. And excited to see more and more traction with our Wi-Fi 6. And even well-positioned to even see potentially north of $200 million next year. That's over the last couple of maybe about two and a half years growing from somewhere in the $20 million range north of $200. So it's been great kind of getting traction there. The other I think standout in the quarter, we're also getting more wins on the fiber or PON market. And so that business is executing. Bill may have a few questions, so I won't go into too much depth on that. But the financials have been good. Beat our revenue and earnings last quarter. Our guidance also was above the street estimates as we continue to get more supply and demand. Visibility is extremely good out through mid-2023. So we're pleased at the progress, the market share gains that we're getting, and the profitability of the company continues to move up as well.

BILL PETERSON: Well thanks for the intro. The big one you left out was the intention to acquire Silicon Motion. I guess first off, can you tell us why you believe this acquisition will benefit MaxLinear?

STEVEN LITCHFIELD: Sure. No problem. We did announce the acquisition or the intent-to-purchase Silicon Motion in early May. It was about a week after our earnings announcement. So what's exciting, it does put together two companies and builds more than $2 billion worth of revenue. Gross margins also, they're a little bit lower than our existing gross margins, but we have a lot of excitement around some of the synergies that we expect to realize. And overall profitability of the business, operating margins move up as well. The synergies themselves, number one is scale. So scale is probably the biggest thing. We've been acquiring getting bigger ourselves. We've been growing organically. But as many of you know, there's been consolidation in the industry. Expect that to continue. So having more scale is super important on both the supply side. These guys do three to four times more wafer volumes than we do. So that will be helpful in negotiating future wafer prices down the line at all of our suppliers, and so that is extremely helpful. But also on the IP side, building new products. We're moving to five nanometer. We're already building our first five nanometer chip, extremely expensive. And so we want to be able to leverage some of the R&D investment as well. So scale matters. Financials, accretion, very accretive transaction. We've said that it would be greater than 25% accretive and I think what we've found, gotten a fair amount of feedback, that includes about $100 million of synergies, $30 million of which comes from the COG side and then $70 of which comes from OPEX. I think we've been relatively conservative on the synergies that we'd expect to realize. But naturally, if you have that much more wafer volumes that you would expect to see some nice benefits on the price side. I think thirdly, I would highlight the product mix and where we're going. We've been investing heavily in the data center. We also have some storage compression technology that we've had for a number of years. And so some of the customer relationships we want to expand and grow their portfolio, grow the toolbox itself, and Silicon Motion enables us to do that. Also while they have a fair amount of consumer exposure, they've been investing heavily in the enterprise space.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

[00:05:00]

Enterprise storage is a huge market. Storage as a whole growing at 15% CAGR over the next three to five years. So an exciting, big market to be a part of and it's a place that MaxLinear as a company that's continued to look for more and more market opportunities it expands our TAM from $8 billion to $15 billion. So expanding the TAM into some new areas with high growth potential. We see that the ability for us to kind of help penetrate some of these enterprise markets, further enterprise as well as the hyperscalers in the U.S. Those are probably two to three strategic rationales for the transaction.

BILL PETERSON: Makes sense. You mentioned the strong accretion for the combined entity. How did that factor into the comfort level around leverage that you'll be taking on and I guess especially considering the current environment?

STEVEN LITCHFIELD: Sure. Just to familiarize everyone, we did announce the transaction. We do intend to use, it's about an 80% cash transaction, a little less than 20% equity. So in turn we'll take on some term loan B debt and lever the company up at announcement it's about 4.5 times. At close, we expect it to be less than four times. And then 18 months post-close, we expect it to be below three times levered. So both businesses generate a tremendous amount of cash. There's not that much. CapEx needs were both fabulous, so we don’t have tons of equipment investments or things like that. Pretty lean from that perspective. And we do expect both to throw up a lot of cash and be able to pay down that debt quickly.

BILL PETERSON: Sure. Makes sense. We've seen obviously a lot of M&A in this space. I guess almost none of these close exactly when they are first announced. How do you look at the regulatory environment and the poses or any challenges that might create? Maybe just remind who needs to approve this deal.

STEVEN LITCHFIELD: Sure. Regulatory, you have to go through standard regulatory approvals. HSR is one of them, which is expected to go pretty quick. From an antitrust perspective, we really don’t have a lot of overlap in the business, and so we don’t expect any challenges. The one that we expect to be the longest would be China. Their SAMR regulatory process that we'll have to go through. Same thing applies. We don’t have a lot of overlap in the business, so I don’t expect it to be problematic, but they have been slow in the approval process. And so what we've said, although we said it would be the first half of next year, sooner. We'll of course do everything that we can, even filing as quick as possible in order to get approvals as quick as possible. Again, no overlap in the business. I think the other thing I would highlight is it's relatively—both of us are relatively small in the whole scheme of things. So often China will have concerns around bundling and things like that. We're not quite big enough to be on those radar screens, but nonetheless, we've got to work through the process and we'll do our best to get it closed in less than a year, for sure.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

BILL PETERSON: Understood. Before moving on to the core business again, I want to remind if anybody has any questions if you could raise your hand, we could certainly take your questions via the microphone. Let's move on. Again, the core business. You talked about doubling your Wi-Fi product revenue in fiscal '22. The trajectory to deliver at least $200 million, as you pointed out in fiscal '23. I remember a year ago that was pretty aggressive back then, but in fact the growth has been coming true. What's driving that growth in the business?

STEVEN LITCHFIELD: It is pretty exciting and we've had a lot of success and I do expect to see that continue as we win more market share. The first place is really we're bundling this with our existing SOC solution. A lot of our gateway customers, particularly on the cable side, have always had a third-party Wi-Fi solution. If you go back in the history, we were late to market with our Wi-Fi 5 product. Got in early with a very differentiated Wi-Fi 6 product. And so we've been winning these opportunities and ramping aggressively over the last year and a half. We've more recently started to win on the PON side as well. We're seeing gateways starting to be deployed with our Wi-Fi solution there. And then lastly we have some third-party routers that worldwide are ramping. In particular, we're winning some of those in Asia. They're expected to ramp in the second half of this year. Some of this has been very supply constrained. We've just not had enough product in-hand in order to see this deployment even faster.

[00:10:00]

But we've done a number of things on our side as far as improving the mix there, re-qualifying additional vendors. And so that's helped in getting more product out to the customers. And so we expect to see more of the growth kind of continue throughout this year and into 2023. I think maybe one other point I would make on why that growth is the content itself. Historically if you go back to Wi-Fi 5, Wi-Fi 5 was a lower ASP. So the ASP itself was $5-$7. Now you're seeing ASP up in the $10-$11 range, expected to continue even as we look out into Wi-Fi 6e product, Wi-Fi 7 products. And so not only are unit volumes and share growing, but your ASP and your content increases also.

BILL PETERSON: You just mentioned PON. Fiber PON, relatively new market. What's the opportunity there and how does that relate to your core business?

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

STEVEN LITCHFIELD: PON is something that's pretty exciting that we've been talking about a lot more lately. It's a new market for us. We've had a product for some time, but it really wasn’t a focus. We really spent most of our time and energies around the cable operator market. Now with the telcos investing much more heavily in this space, we really put a lot of attention on that market and we started to see success. We've won several tier 2 guys in North America. Got a big tier 1 guy in North America. Expected to ramp in the second half of this year. That will go into 2023. Again, another situation where we're somewhat supply constrained. But that'll definitely help out. Then you're seeing also a pick up in business in Europe. I mean Europe is starting to—their telcos are starting to upgrade to fiber next year. You're seeing CapEx deployments in North America, in Europe, and for that matter even Asia this year, next year. It really does feel like kind of a multiyear cycle where everyone is upgrading their networks. There's a lot of government subsidies going along here too. You've got a lot of this RDTOH money, which is for rural deployments. You've also got recent Biden infrastructure plan, which has like $60 billion allocated towards broadband. For that matter, even in Europe you're seeing some of these subsidies happen as well. This is subsidizing some of the CapEx and some of the infrastructure builds that these guys are going through, which is beneficial to us just from the simple standpoint that we supply into all these markets. It doesn’t really matter whether it's fiber or cable or fixed wireless access. We benefit from all of them. What's good is that they're competing against one another and so I think when these guys compete then MaxLinear wins.

BILL PETERSON: Coming back to the market first. Sorry, you've got a question back there. Please wait for the microphone.

MALE 1: Just dovetailing on that last point about the core business. Obviously it sounds like things are going really, really well. It has to do with partially the M&A but the core business as well. Given the uncertainty that the stock market is trying to price in the recession, how do you keep your eye on the ball with your core business while doing the M&A that you're looking forward to try and close? That's one. Two, just your thoughts about, it seems like the world has dramatically changed over the couple weeks since you've announced the deal. Just your thoughts on the forward look of the combined companies, now your excitement on it. And then lastly, you've been acquisitive in the past with tremendous success and upside. What do you think the market is missing about this opportunity with Silicon Motion combined with you guys versus—basically what they're missing.

STEVEN LITCHFIELD: Yeah. On the first one, I mean how do we stay focused. It's an important question and it's something that we talk about a lot in trying to make sure we've segmented our teams in making sure that we've got the organization focused on executing where we are today. A lot of what we were talking about earlier about the Wi-Fi and the PON infrastructure, executing extremely well. And so we've got to keep that going. I just visited interesting, amidst all of this, had some travel into Europe last week with some of our design centers there, just making sure that the focus is on executing on these existing business plans. As much as we would like to close this deal as soon as possible, it's going to take some time.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

[00:15:00]

And so that allows us to continue to stay focused on the existing business because we can't really move forward on the integration plans quite yet. So we continue to look to win more market share. We've gotten a lot of momentum and that's super helpful. We're doing our best, struggling to hire and get more people in-house as quickly as possible to address the existing needs. Your question with regard to the market environment and what's changed over the last two weeks, I mean the stock markets have definitely been worrisome, but that being said, I think if I look at our own business and our visibility that we have and bookings and backlog, it's remained very strong. The outlook is very good. You saw that in our recent earnings announcement and the guidance that we gave. I think that's really reflective of a lot of the work that's gone on already as far as the market share gains. I mentioned some of that on the fiber side, but even on backhaul example, that business has continued to do extremely well as far as us winning more market share. We'd still like to get more supply. We're doing a better job. We've been pretty proactive early on in getting more suppliers up and running. I think that's been helpful. The last part of your question.

MALE 1: Just a follow-up to that. When you were going through that, the markets are—they've been in a bit of a gyration for prior to the announced M&A and then they're proceeded to get more volatile post. The confidence to do this acquisition or potential acquisition, does it speak to the confidence in your business as well as the prospects for the company you're acquiring, Silicon Motion? It seems like you both have really strong backlog, really good visibility. Recessions are bad for everybody and bear markets aren't good for anyone. So can you just speak I guess to that? Would be like the confidence you have in your business as well as the potential—you're speaking again on someone else's business, but you're buying it. It'll be yours. So if you could just comment on that, it would be helpful.

STEVEN LITCHFIELD: Sure. No problem. I think what you're implying, our existing business with the visibility that we have is extremely good. I think it does reflect on—I think if we didn’t feel confidence in our existing business, one, I don’t think you would see us doing a big deal like this. That confidence that we are executing, that we are winning market share gives us the comfort to move forward doing a big acquisition. The leverage that we took on, I think it also reflects on that. Our core business throwing off a lot of cash going forward, and then also the target. Your question about the target and our confidence in their business, I think we've given some conservative guidance, not specific guidance around revenues and the like. We've talked about accretion guidance is really the only number that we've given. I think we've got a number of folks that have run numbers based on existing street estimates that are out there. I think you'll find that our estimates are relatively modest. I think that takes into account the environment that we're in. Silicon Motion has some exposure to the consumer market, PCs, handsets, and so we've tried to reflect upon that. I think we've also tried to be conservative in our expectations on gross margins. We intend to move gross margins up. In order to realize that, we want to make sure that we're not getting too far ahead and have the ability to drive for higher profits and potentially walk away from some potentially lower margin business where it makes sense. And so we'll be careful on that front. But I think naturally we did diligence here. We've seen what the rest of you have seen over the last six to nine months and had our concerns, did our diligence, and have I think discounted appropriately. But at the end of the day, I mean this isn't about tomorrow. We all have lived through stock volatility and they come and go, right. We're trying to build a company. I think we had similar conversations back when we did the Intel carve out as well. A lot of questions. A lot of concerns. Why are you doing this at this time in the market? You're levering up the company, a very similar conversation, as we're sitting here today. I think if you look at the track record and what we did, we went off and drove gross margins up. We went off and drove operating margins up, and drove the top line as well.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

[00:20:00]

And so that's our intention here also with the Silicon Motion transaction.

BILL PETERSON: Any other questions from the audience? I got one from the webcast. It's following up essentially. It's basically saying their January call, they expected sales growth of 20-30% year-on-year for 2022 gross margins in the 50% range. And they also said there could be upside, assuming higher allocation from their foundry supplier. The two questions are, in your I guess negotiations, is that the forecast that you had or did you receive any kind of update to that forecast that was made again in January? If they are different, then what are they? I guess I would add my other comment is that this is going to close presumably after 2022 anyway, so maybe the long-term view of their business.

STEVEN LITCHFIELD: Yeah. Fair question. The company made this guidance back in February. It's made several comments around the backlog. I think that was referred to earlier that they do have enough visibility. They're also supply constrained. They've not been able to get sufficient wafer volume to address the demand that they have. It's not expected to catch up this year, so it's probably into next year is where that expectation is. We're not given specific guidance as far as what are expectations on revenue. But we've definitely done our homework here and feel comfortable with the outlook that they have. I might emphasize where is that growth coming from or where has it come from. Because they've definitely seen some unit volume ramps, but they've seen market share gains. The merchant market itself is growing quite a bit. They've also seen transition from PCIE generations. They also see a higher ASP moving up as well. There's various ways that the company has been growing and we do expect that to continue, but that also gives us confidence as we look out over the next couple three years.

BILL PETERSON: Maybe just another follow on Silicon Motion. They've talked about wanting to expand the enterprise market more meaningfully. I think you're kind of alluding to that. What are the carries or synergies you believe you can help them drive towards that business and maybe vice versa?

STEVEN LITCHFIELD: Yeah. So we hit on this a little bit in the beginning. They have been investing pretty heavily in the enterprise space, as we have. Different products. But we've both been investing pretty heavily. Where do we think we can help? I mean they've been driving a solution cell. They've had some penetration in Asia. We think they've not had as much success in North America and Europe. We think that we can help with some of those relationships that we have today. And so we think we can leverage that. We also see some synergies on the IP side. There's a number of IP blocks that are mutually beneficial that naturally as we move from 16 down to seven or five nanometers, we can definitely take advantage of and see some cost synergies on the IP development as well.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

BILL PETERSON: Makes sense. Yeah. Scale matters when you're in five nanometer and presumably below at some point. Maybe pivoting to the infrastructure business. You think back, you guys had legacy backhaul on all these other parts of the infrastructure business that has expanded. How should we think about the trends this year? I believe you talked about some back half weighted and maybe tie in to geographies and where your potential opportunities are in the back half of the year and maybe into next year.

STEVEN LITCHFIELD: Sure. Yeah. No.  The infrastructure business has been a big focus for us. We've been investing heavily over the last two to three years. And seen a lot of success last year. We grew greater than 60%, expected to grow kind of 12-15% is where most folks have us growing this year, and then expected to see that continue in 2023. Various areas, server power management has been growing nicely. Our optical business we've been investing heavily in PAM4 DSP technology. An emerging area that's been a little late to develop. 400 gig is kind of our first entrance into this market. Had some success, but really probably starts to be more material in 2023. We have a new chip out. It's our five nanometer solution, as we were just talking about. An expensive development at five nanometer, but nonetheless, a very big, growing market. And enables us to get into 400 gig as well as 800 gig datacenter opportunities, which is interesting. At 400 gig, Amazon had been the primary guy over the last couple of years. Now you're starting to see some of the guys that were 200 gig jump to 400 or 800 gig. And so now you've got a broader set of customers to address. And so that kind of broadens, diversifies that customer set. It also allows us to build out the application.

[00:25:00]

So more that IP can be leveraged into different applications as well. And so both of those I think give us a lot of comfort and confidence going into next year. We've had a lot of success that'll start to kind of—those rewards will be seen next year as those products ramp.

BILL PETERSON: And on the wireless side as well?

STEVEN LITCHFIELD: And on the wireless side. So wireless, there's kind of two pieces to this. There's wireless access as well as wireless backhaul. So backhaul, I think you were kind of talking about this, Bill. Wireless backhaul, we've sold microwave modems into this market for some time. These are the microwave links that are between cell towers. As opposed to running fiber, they would run these microwave links. Tremendous amount of success over modems. We're really the only modem supplier in this market today, merchant modem supplier today, and had a lot of success with your bigger infrastructure guys. Now we have a new transceiver. That's also started to add to our growth from last year in 2021, expecting to contribute in 2022 as well. And so while, as you see more and more base stations deployed in the market, there's more microwave links. So we're benefiting from that. But you're also seeing content increases as we deploy a transceiver as well as a modem.

BILL PETERSON: Then geographically?

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

STEVEN LITCHFIELD: Yeah. Geographically on this front and on backhaul specifically, it is a global footprint. We are seeing more and more backhaul throughout the world. You have some Greenfield opportunities like in India for example that utilize our products. Maybe a little bit less in Europe just because, well I shouldn’t say—a little more in Europe just because often they won't use fiber because it requires them to trench and the like. And so microwave is often used in Europe. In the U.S. a little bit less so. I might hit on, Bill, the other one, wireless access. I did mention wireless access. And so these are also transceivers that are going into access applications on base stations for massive MIMO with 5G deployment. And so that business started ramping early last year, ramped throughout the year. Continues this year. We're still trying to get more supply. We've got more demand than we address right now. We've been constrained on the substrate side in particular. Unfortunately we've not been able to get enough substrate. We have secured substrate. Expecting to see that come online kind of late Q3 with more of an impact in Q4, and into next year. Fortunately that demand is really not—shouldn’t be any perishable demand. I mean these customers move a little bit slower, and so they have been able fortunately to wait. We should see that start to ship in Q4.

BILL PETERSON: Great. Want to offer anyone in the audience if they have any questions. Maybe sticking on that supply, and it could have been even the first or second questions. Obviously it's been a constrained environment throughout, but maybe you spoke to the substrate issue. How would you rate the current supply constraints from wafer to substrates and maybe even across the product lines? Where is it least acute and where is it most acute?

STEVEN LITCHFIELD: Sure. Supply chain has been challenging over the last more than a year now, which is kind of amazing to say. Initially it was more backend-related, if I go back to the first half of last year. And then it's kind of transitioned into more wafer-driven shortages and I would say wafers are the bigger challenge that we have right now. I mentioned the substrate. Substrates are definitely holding us back. But we've been able to kind of narrow it down. We've re-qualified with some different packages. And so that's helped out. I think one of the ways I think we've done a pretty good job of navigating some of these shortages, not perfect by any means are we addressing our customer needs, but we're doing our best. We've been getting out in front of customers. We mobilize pretty quickly to get other vendors up and qualified. Second sources qualified. And that's helped us get I would say more than our fair share. So a lot of success with that. We intend to continue that and I think that'll continue to—hopefully we can continue to outpace some of those original expectations that were set.

BILL PETERSON: Maybe coming back to the market environment. You've obviously driven content gains and share gains on top of that, but if we think about the classic broadband, remember this can be cyclical. I was living through this, especially a few years ago before COVID happened and everything just went up and to the right. We had a company earlier today, one of your customers that talked about it, I'd say they felt after a high growth period it was now returning more to call it seasonal, that seasonal aspect. I mean share gains and content gains aside, how is the demand environment as you look at it today?

[00:30:00]

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

STEVEN LITCHFIELD: Yeah. Demand has continued to be very strong. It's hard for me to separate out what is shared gains versus what is the market dynamics. We're naturally watching the market growth rates and as I mentioned earlier, I think we've got very good visibility. A lot of our confidence around what that demands looks like is really built on CapEx deployments that are intended to happen this year and next year and even into 2024. Most of our customers, I mean especially some of these telcos and operators, they're building out these networks, and these are plans that are in place for the next two to three years. I mean could they be pushed? Theoretically of course they can, but it's also these things don’t get yanked in any direction very quickly. Just because the amount of money that they're deploying. I think that's where there's a lot of confidence. You're also seeing a lot of these government subsidies I think influence some of the telcos in particular to upgrade these networks because they've got money available to them. I mean the other thing, typically these stipulations are they have to spend the money. They can't push it out. The idea is to stimulate the economy in a lot of cases or address an underlying need. And so they are being forced to spend this money. We're continuing to kind of navigate that. At the same time, I can't help but go back to we also are continuing to grow our market share and in these new markets—I mean that's the one way. I know there were some concerns about things slowing down. At the end of the day, Wi-Fi we haven't been in the market. And so this is new product opportunities. PON, we're a new player in a market that's twice as big as our existing cable market. We barely touched the surface on that stuff. And then wireless infrastructure, also a new player. And so these are all upsides in our business, and I think that'll help mitigate any risk on some of the other slowdowns that you refer to.

BILL PETERSON: Maybe coming to margins. I remember when you did the prior acquisition of Intel, margins took a step down and you guys said margins are going to increase and here's how it's going to progress. Actually it went from 57 to 62 if you look at the guide for the second quarter. Basically you do what you said you would do and maybe then some. But I think at this stage there's a lot of products from the acquisition that prior acquisition, more and more of that seems to be more now these days MaxLinear DNA, if you will, so higher margins. But I guess coming back to SIMO, how should we think about how that's going to affect margins? Is that a similar type of playbook where you can kind of ramp that back up?

STEVEN LITCHFIELD: Yeah. I think it's a great question. Bill was pointing out that he was right and showing me that our gross margins were going to beat the numbers. Yeah. At the time when we did the acquisition of Intel, it was definitely taking a step back. We never like to do that, but we took an opportunity. We saw the ability to raise their gross margins over time. We continue to see that path. We've talked over and over about our ability to get the combined company back up to the mid-sixties. I think we remain confident in that. Now bringing in the Silicon Motion transaction and where does that go, can we do the same thing? It is interesting how it's a very similar dynamic going from 62.5, 63, back to 57. Now we're talking about it, 62 back to 58. And so it is a similar switch. In some respects, it's a little bit different, but at the same time I think we see the same opportunities to reduce cost. We've got a lot more leverage in this case as far as the scale that we get, the pricing power that we believe that we'll get with the new asset. We'll be able to lower that cost structure. That's going to be super helpful and somewhat similar to what we saw in the Intel transaction. I think you'll also see us be selective and I think that's very important. I think there's some pricing power here. I'm not suggesting that there's going to be a huge amount of price increases. I just would suggest that we'll be more selective and careful in that approach, and prioritize the gross margins. Whereas I would suggest that there hasn’t been as much prioritization put on it historically.

MAXLINEAR INC

Wilson Sonsini Goodrich & Rosati

June 6, 2022

Transcript by TransPerfect

BILL PETERSON: Well great. And we'll look forward to the progress on that. I think with that we're getting close to the end of the call, so Steve, thanks a lot for joining the conference.

STEVEN LITCHFIELD: Great. Thank you, Bill. Thanks, everyone.

[00:34:39]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the shareholders of Silicon Motion. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the prospectus to be filed by MaxLinear with the SEC and proxy statement to be provided by Silicon Motion to its security holders in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the prospectus and proxy statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a prospectus of MaxLinear. The information in the prospectus is not complete and may be changed. When the prospectus is finalized, it will be sent to the respective shareholders of Silicon Motion with a proxy statement seeking their approval of their transaction-related proposals.

MaxLinear may not sell the common stock referenced in the prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS PROVIDED TO SILCON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the Registration Statement on Form S-4 (when available and filed, if applicable) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.